Exhibit (a)(1)(C)
Offer to Purchase
All Outstanding Shares of Common Stock
of

ALLAKOS INC.

at
$0.33 per Share in Cash

Pursuant to the Offer to Purchase

Dated April 15, 2025
by

CONCENTRA MERGER SUB III, INC.
a wholly owned subsidiary of

CONCENTRA BIOSCIENCES, LLC

TANG CAPITAL PARTNERS, LP

TANG CAPITAL MANAGEMENT, LLC
THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE ONE MINUTE AFTER 11:59 P.M.
EASTERN TIME ON MAY 14, 2025, UNLESS THE OFFER IS EXTENDED
OR EARLIER TERMINATED.

April 15, 2025
To Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees:
We have been engaged by Concentra Merger Sub III, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Concentra Biosciences, LLC, a Delaware limited liability company (“Parent”), to act as Depositary and Paying Agent in connection with Purchaser’s offer to purchase all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Allakos Inc., a Delaware corporation (“Allakos”), for $0.33 per Share in cash (the “Offer Price”), all upon the terms and subject to the conditions described in the Offer to Purchase (together with any amendments or supplements thereto, the “Offer to Purchase”) and in the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”) enclosed herewith. Please furnish copies of the enclosed materials to those of your clients for whom you hold Shares registered in your name or in the name of your nominee. On March 30, 2025, a transaction committee (the “Transaction Committee”) of the Allakos board of directors (the “Allakos Board”) held a meeting at which the Transaction Committee unanimously: (i) determined that the terms of the Offer, the Merger (as defined in the Offer to Purchase) and the other transactions contemplated by the Merger Agreement (collectively, the “Transactions”) are fair to, and in the best interests of, Allakos and Allakos’s stockholders; and (ii) recommended that the Allakos Board (a) determine that the terms of the Offer, the Merger and the other Transactions are fair to, and in the best interests of, Allakos and Allakos’s stockholders, (b) duly authorize and approve the execution, delivery and performance by Allakos of the Merger Agreement and the consummation by Allakos of the Transactions, (c) declare the Merger Agreement and the Transactions advisable and (d) recommend that Allakos’s stockholders accept the Offer and tender their Shares pursuant to the Offer. After the Transaction Committee meeting on March 30, 2025, the Allakos Board held a meeting at which all of the members of the Allakos Board unanimously: (i) determined that the terms of the Offer, the Merger and the other Transactions are fair to, and in the best interests of, Allakos and Allakos’s stockholders; (ii) approved and declared advisable the Merger and the execution, delivery and performance by Allakos of the Merger Agreement and the consummation of the Transactions; (iii) resolved to recommend that Allakos’s stockholders accept the Offer and tender their Shares pursuant to the Offer; and (iv) resolved that the Merger Agreement and the Merger shall be governed by and effected under Section 251(h) of the General Corporation Law of the State of Delaware.

Concurrently with the execution of the Merger Agreement, and as a condition and inducement to Allakos’ willingness to enter into the Merger Agreement (as defined in the Offer to Purchase), Tang Capital Partners, LP, a Delaware limited partnership (“TCP” or “Guarantor”) and sole member of Parent, delivered to Allakos a duly executed limited guaranty (the “Limited Guaranty”), dated as of the date of the Merger Agreement, in favor of Allakos, in respect of certain obligations of Parent and Purchaser under the Merger Agreement. Certain obligations under the Limited Guaranty are subject to a cap of $30,600,000, which includes certain enforcement costs, under the Merger Agreement. Tang Capital Management, LLC, a Delaware limited liability company (“TCM”), is the sole manager of Parent and the general partner of TCP. Accordingly, TCP and TCM are considered co-offerors in the Offer.
The Offer is not subject to any financing conditions. Certain conditions to the Offer are described in Section 9 of the Offer to Purchase.
For your information and for forwarding to your clients for whom you hold Shares registered in your name or in the name of your nominee, we are enclosing the following documents:
1.	The Offer to Purchase;
2.	The Letter of Transmittal for the information of your clients, together with the included Internal Revenue Service Form W-9;
3.	Allakos’ solicitation/recommendation statement on Schedule 14D-9; and
4.
A form of letter which may be sent to your clients for whose accounts you hold Shares registered in your name or in the name of your nominee, with space provided for obtaining such clients’ instructions with regard to the Offer

Your prompt action is requested. We urge you to contact your clients as promptly as possible. Please note that the Offer and withdrawal rights will expire one minute after 11:59 p.m. Eastern Time on May 14, 2025, unless the Offer is extended or earlier terminated.
For Shares to be properly tendered pursuant to the Offer, the share certificates (if any) or confirmation of receipt of such Shares under the procedure for book-entry transfer through The Depository Trust Company (“DTC”) or, in the case of book-entry transfer, either such Letter of Transmittal or an Agent’s Message (as defined in Section 3 of the Offer to Purchase) in lieu of such Letter of Transmittal, and any other documents required in the Letter of Transmittal, must be timely received by the Depositary and Paying Agent, all in accordance with the Offer to Purchase and the Letter of Transmittal.
Purchaser will not pay any fees or commissions to any broker or dealer or other person (other than the Depositary and Paying Agent and the Information Agent as described in the Offer to Purchase) for soliciting tenders of Shares pursuant to the Offer. Purchaser will, however, upon request, reimburse brokers, dealers, commercial banks and trust companies for reasonable and necessary costs and expenses incurred by them in forwarding materials to their customers. The Surviving Corporation (as defined in the Offer to Purchase) will pay all stock transfer taxes applicable to its purchase of Shares pursuant to the Offer, subject to Instruction 6 of the Letter of Transmittal. UNDER NO CIRCUMSTANCES WILL INTEREST BE PAID ON THE OFFER PRICE FOR THE SHARES, REGARDLESS OF ANY EXTENSION OF THE OFFER OR ANY DELAY IN MAKING PAYMENT.

Any inquiries you may have with respect to the Offer should be addressed to, and additional copies of the enclosed materials may be obtained from, the undersigned at the addresses and telephone numbers set forth on the back cover of the Offer to Purchase.
Very truly yours,
Broadridge Corporate Issuer Solutions, LLC
Nothing contained herein or in the enclosed documents shall render you the agent of the Purchaser, the Information Agent or the Depositary and Paying Agent or any affiliate of any of them or authorize you or any other person to use any document or make any statement on behalf of any of them in connection with the Offer other than the enclosed documents and the statements contained therein.
The Information Agent for the Offer is:

Alliance Advisors, LLC
Stockholders Call Toll Free: 1-844-202-5733
E-mail: allk@allianceadvisors.com